Exhibit 99.3

Glattpark (Opfikon), 2 April 2025 Notice Tuesday, of 13 Annual May 2025 General Meeting to of the Sunrise holders Communications of American Depositary AG („Sunrise Shares “) („ADSs”) been JPMorgan notified Chase that Bank, the Annual N.A., the General ADS depositary Meeting (the (the „AGM „Depositary “) of Sunrise “ or „will JPMorgan be held”), in has Glatt -park the Depositary (Opfikon), vote Switzerland, the Sunrise on Tuesday, Shares (as 13 defined May 2025, below) at 10:00 underlying am CEST your . If ADSs you wish on the to have agenda in time. items listed below, please direct the Depositary by executing the proxy materials

1. Agenda of the Annual General Meeting The pensation full agenda report, incl the . proposals annual financial of the Board statements of Directors for the financial and the Annual year 2024¹, Report, the including consolidated the com financial -statements reporting for for the the calendar calendar year year 2024, 2024, are the available associated on reports of the auditors, as well as the non-financial www.sunrise.ch/en/corporate/investor-relations/events-presentations. Please find an overview of the agenda items here: 1. Approval of the Consolidated Financial Statements and the Annual Financial Statements for 2024, Vote on the Non-Financial Reporting 2024 and Advisory Vote on the Compensation Report 2024 1.1 Approval of the Consolidated Financial Statements and the Annual Financial Statements for 2024 1.2 Vote on the Non-Financial Reporting 2024 1.3 Advisory Vote on the Compensation Report 2024 2. Appropriation of Financial Result and Dividend 3. Discharge of the Board of Directors and the Persons Entrusted with Management 4. Re-elections to the Board of Directors 4.1 Re-election of the Chairman 4.2 Re-election of Directors 5. Re-elections to the Compensation Committee 6. Re-election of the Auditors 7. Re-election of the Independent Voting Rights Representative 8. Compensation of the Board of Directors and the Executive Committee 8.1 Approval of the Maximum Aggregate Amount of Compensation of the Board of Directors 8.2 Approval of the Maximum Aggregate Amount of the Executive Committee for Financial Year 2026 ¹The (standalone) annual financial statements for the financial year 2024 of Sunrise cover the period from its inception on 3 May 2024 to 31 December 2024. 2 Notice of Annual General Meeting to ADS Holders

2. ADS Voting for Registered Holders

As an ADS holder, you are not a shareholder of Sunrise. However, as an ADS holder, you are entitled to instruct JPMorgan, in its capacity as Depositary, to exercise the voting rights attaching to the deposited Sunrise Class A Shares and/or Class B Shares (the „**Sunrise Shares**") represented by your ADSs if you were a holder of ADSs personally registered with JPMorgan (an „**ADS Holder**") at 4:00 pm (Eastern Daylight Time) on 17 March 2025 (the „**Record Date**").

If you hold your Sunrise ADSs through a brokerage firm, bank or nominee (a „**Beneficial Owner**"), you should contact the institution managing your account for further details regarding the AGM and the exercise of voting rights.

JPMorgan reminds all eligible ADS Holders, that the deadline for submitting voting instructions is included in the proxy materials received. Eligible ADS Holders have the choice of providing specific voting instructions for each agenda item or doing nothing. JPMorgan will not vote at the AGM for ADS Holders who have not submitted valid and timely instructions in accordance with the proxy materials. JPMorgan will not exercise any voting discretion in respect of any deposited Sunrise Shares.

All ADS Holders may submit their voting instructions to the Depositary via telephone or the Internet. ADS Holders domiciled in the U.S.A. (a „**U.S. Holder**") may also submit their voting instructions by returning the voting instruction card included in the proxy materials (the „**Voting Instruction Card**") by mail. If a Voting Instruction Card is submitted, but no specific voting instructions are provided for one or more agenda items or proposals, you instruct JPMorgan to vote in favor of the proposals of the Board of Directors for announced proposals as well as for unannounced proposals and new agenda items.

By giving JPMorgan voting instructions through the Internet, by telephone, or by signing and returning the Voting Instruction Card, as applicable, you are:

- Certifying that you were an ADS Holder on the Record Date; and
- Instructing JPMorgan to vote the Sunrise Shares underlying your ADSs in the manner indicated.

3. Frequently Asked Questions

3.1 Which ADS Holders are entitled to direct JPMorgan to vote?

ADS Holders as of the Record Date will receive the proxy materials and are entitled to direct JPMorgan, as the Depositary, to vote.

3.2 Can I attend the AGM in person?

ADS Holders may not attend the AGM in person. ADS Holders may give voting instructions to JPMorgan through the Internet or on the telephone or, for U.S. Holders, by mailing the Voting Instruction Card.

3.3 What happens if I do nothing and do not provide any voting instructions?

If you do not provide any voting instructions, JPMorgan will not exercise any voting rights in respect of the deposited Sunrise Shares. Such Sunrise Shares will be deemed not to be represented at the AGM.

3.4 When is my voting entitlement fixed?

To instruct the Depositary to vote, you must have been an ADS Holder at 4:00 pm (Eastern Daylight Time) on 17 March 2025 (Record Date). Your voting entitlement depends on the number of ADSs you held at that time.

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3.5 Until when do I have to submit my ADS vote?

Your vote will be counted if you have properly submitted your voting instructions by telephone or the Internet by the deadline as noted in the proxy materials. If you are a U.S. Holder your vote will also be counted if you have mailed your signed Voting Instruction Card so that it is received before the deadline as noted in your proxy materials. JPMorgan will exercise the voting rights of the registered Sunrise Shares underlying your ADSs in the manner you have instructed.

3.6 Am I restricted in trading if I register my ADS?

The registration of ADSs with JPMorgan (in case of registered ADSs) does not affect the transferability of your ADSs. No trading restriction on ADSs is imposed by JPMorgan or Sunrise. ADS Holders may, therefore, purchase or sell their ADSs at any time, including prior to the AGM or after the Record Date. The Record Date serves only to determine the right to direct JPMorgan to vote at the AGM of Sunrise.

3.7 Can I vote on unannounced proposals and new agenda items proposed by shareholders at the AGM?

Agenda Item 9 enables you to vote on unannounced proposals and/or new agenda items put forth during the AGM as follows:

Select the FOR option to vote in favor of the Board of Directors' recommendations. Choose AGAINST to oppose any alternative or new proposal. Select ABSTAIN to abstain from voting. Please note that a share represented at the AGM that is voted ABSTAIN has the same effect as a vote against the proposal.

To the extent a U.S. Holder does not mark boxes for instruction on their Voting Instruction Card, they instruct JPMorgan to vote in favor of the proposals of the Board of Directors.

3.8 I already voted as an ADS Holder but have changed my mind – how can I change my vote?

All ADS Holders may submit new voting instructions via telephone or the Internet before 11:59 p.m. (Eastern Daylight Time) on 6 May 2025. The voting instructions via telephone or the Internet last received by the Depositary by 11:59 p.m. (Eastern Daylight Time) on 6 May 2025 will be the ones that are followed.

U.S. Holders can also submit a new Voting Instruction Card at any time so that it is received before 09:00 a.m. (Eastern Daylight Time) on 7 May 2025. The Voting Instruction Card last received by the Depositary by 09:00 a.m. (Eastern Daylight Time) on 7 May 2025 will be the one that is followed.

3.9 I hold my ADSs through a brokerage firm, bank or nominee – can I still vote?

If you are a Beneficial Owner, i.e., you hold your ADSs through a brokerage firm, bank, or nominee, the proxy materials will be distributed to such entity. The institution managing your account is regarded as the ADS Holder. Please contact this institution to submit your voting instructions and ensure your instructions are returned to them by their specified deadline.

3.10 Who should I contact if I have queries?

If you are an ADS Holder and you have queries about the ADS voting process, the AGM of Sunrise or how you can deliver voting instructions, please contact JP Morgan Chase Bank, N.A. – ADS Shareholder Services by telephone: +1 (800) 990 1135 (Toll Free) / outside the U.S. +1 651 53 2128 or via the Internet: www.shareowneronline.com/informational/contact-us/

If you are a Beneficial Owner, you should contact the institution managing your account for further details regarding the AGM.

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